1-14400

02047172

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

METSO SELLS THE DUTCH PUMP UNIT TO AMERICAN ITT INDUSTRIES

(Helsinki, Finland, July 26, 2002) – Metso Minerals, the rock and mineral processing business area of Metso Corporation (NYSE: MX; HEX: MEO), has sold Svedala Robot B.V. in the Netherlands to the American ITT Industries effective from July 26, 2002. The unit came into Metso's possession in September 2001 through the acquisition of Svedala Industri AB from Sweden. The divestment is part of Metso's post-acquisition integration measures. The sales price will not be disclosed.

Robot B.V. is a manufacturer of submersible pumps and pump systems used in wastewater applications. The unit has annual net sales of approx. EUR 10 million and a personnel of approx. 75 people. It is located in Alphen aan den Rijn in the Netherlands. The company was founded in 1954 and acquired by Svedala in 1991.

ITT Industries is headquartered in White Plains, New York, USA. The company supplies advanced technology products and services including electronic interconnects and switches; defense communication; opto-electronics; information technology; and fluid and water management. ITT's net sales in 2001 totalled USD 4.7 billion. ITT's shares are traded in the New York, Midwest, Pacific, London and Frankfurt stock exchanges.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Mr Ronald Haak, Managing Director, Svedala Robot, Tel. +31-172-418 686
Mr Ilpo Auranen, Vice President, Business Development, Metso Minerals,
Tel. +358-40-768 0893

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2002

METSO CORPORATION

By: /s/ Pekka Hölttä
Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: /s/ Harri Luoto
Harri Luoto
Senior Vice President and
General Counsel